

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2023

Aristidis Alafouzos
Chief Executive Officer
Okeanis Eco Tankers Corp.
c/o OET Chartering Inc.
Ethnarchou Makariou Ave., & 2 D. Falireos St.
185 47 N. Faliro, Greece

>   **Re: Okeanis Eco Tankers Corp.**
>   **Amendment No. 1 to Draft Registration Statement on Form 20-F**
>   **Submitted September 20, 2023**
>   **CIK No. 0001964954**

Dear Aristidis Alafouzos:

We have reviewed your amended draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Our references to prior comments refer to comments in our August 23, 2023 letter.

Amendment No. 1 to Draft Registration Statement on Form 20-F submitted September 20, 2023

Notes to the Consolidated Financial Statements
Note 24. Revenue, page F-40

1.   Please further expand the disclosure added in response to prior comment 15 to provide the identity of the segment or segments reporting the revenues, as required by paragraph 34 of IFRS 8.

       Please contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Kimberly Calder, Assistant Chief Accountant, at 202-551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios, Staff Attorney, at 202-551-8770 or Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Steven Hollander, Esq.